

May 3, 2011

Via E-mail
Yunlu Yin
Chief Executive Officer
Global Pharm Holdings Group, Inc.
25/F New World Center
No. 6009 Yitian Road
Futian District, Shenzhen
People's Republic of China 518026

>**Re:** **Global Pharm Holdings Group, Inc.**
>**Amendment No. 2 to Form 8-K**
>**Filed April 13, 2011**
>**Form 10-K for the fiscal year ended December 31, 2010**
>**Filed April 13, 2011**
>**Definite Proxy Statement on Schedule 14A**
>**Filed April 27, 2011**
>**File No. 333-152286**

Dear Mr. Yin:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form 8-K

Item 9.01 Financial Statements and Exhibits

1. Please refer to comment 10 in our letter dated December 23, 2010, and your response to that comment in your letter dated January 13, 2011. Please file a complete copy of each Trust Agreement.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 16

2.   With respect to the stock awards in 2010, please tell us why you have not
        provided the footnote required by Instruction 1 to Item 402(n)(2)(v) of Regulation
        S-K or discussed the material terms of the stock awards in the narrative required
        by Item 402(o).

3.   Note 13 of the 2010 financial statements reports approximately $6 million of
        stock compensation. Please explain to us why this compensation is not included
        on the summary compensation table.

Additional Information Regarding Executive Compensation, page 16

4.   We note that both An Fu and Dan Li received stock awards in 2010. Please tell us
        your basis for not including an Outstanding Equity Awards at Fiscal Year-End
        Table.

        You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at
(202) 551-3871 if you have questions regarding comments on the financial statements
and related matters. Please contact Damon Colbert at (202) 551-3581 or me at
(202) 551-3790 with any other questions.

                                                Sincerely,

                                                /s/ John Reynolds

                                                John Reynolds
                                                Assistant Director